SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: August 1, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc appoints Bill Mason as director.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: August 1, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc appoints
Bill Mason as Director.























                                                 Exhibit
(a)






Contacts:
Rick Stewart                           Mike Coffee
Chief Executive Officer                President and Chief Operating Officer
Amarin Corporation plc                 Amarin Corporation plc
Phone: +44 (0) 207 907 2440            Phone: 415 389 4755
Email: rick.stewart@amarincorp.com     Email: mike.coffee@amarinpharma.com


AMARIN CORPORATION PLC APPOINTS BILL MASON AS DIRECTOR

LONDON, United Kingdom, August 1, 2002 -- Amarin Corporation plc
(NASDAQ: AMRN) today announced the appointment of Dr Bill Mason as a non-executive director, effective immediately. Dr Mason will also serve as a member of the Company's audit committee.

Dr Mason is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge in the UK in 1977. For twenty years Dr Mason led a public- and industry-funded programme of neuroscience-focused medical research using cellular and molecular genetics, advanced computing and engineering technology for the visualisation of chemical events in biological cells and high throughput drug discovery. Much of this work was focused on diagnostics and pharmaceuticals - as are his commercial activities today. During this time, Dr Mason also played an active part as a Member of ACOST (Advisory Council on Science and Technology) in the UK Cabinet Office of HM Government focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in Britain. He also founded three successful high technology companies. Currently, Dr Mason is Chairman of Cytomyx plc (AIM: CYX), Biotrin plc, Cytocell and Team Consulting, a board director of Teraview and Acaris Healthcare Solutions plc and an Advisory Board Member of Cambridge Gateway Fund.

Amarin also announced the retirement of Mr Abhijeet Lele as a non-executive director effective immediately. Mr Lele has served on Amarin's board as an appointee of EGS Private Healthcare Partnership following a private placement of a number of Amarin shares in June 2000.

"We are delighted with the appointment of Dr Mason to the board of directors of Amarin" said Rick Stewart Amarin's CEO. "Dr Mason is a highly experienced entrepreneur with a very strong scientific background. His appointments to both the board and the Audit Committee will I am sure add a further strong independent voice to proceedings which can only be of benefit to both Amarin and its investors. I would also like to take this opportunity to express Amarin's appreciation for the contribution Abhijeet Lele has made to the growth and success of Amarin to date."

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other corporate information, visit our website at http://www.amarincorp.com.


Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.